August 31, 2015

By Hand and EDGAR
United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Laura Nicholson, Special Counsel

Re:	New Business Netherlands N.V. Registration Statement on Form F-1 (File No. 333-205804)

Dear Ms. Nicholson:
On behalf of our client, New Business Netherlands N.V. (the “Registrant”), we are writing to respond to the letter, dated August 18, 2015, from the Staff of the Securities and Exchange Commission regarding the above-referenced registration statement on Form F-1 (the “Registration Statement”) that was filed on July 23, 2015. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). To facilitate the Staff’s review, we are also providing courtesy hard copies of the Amended Registration Statement, including a version of the Amended Registration Statement marked to reflect changes to the Registration Statement, and this letter, to you.
For reasons of business confidentiality, in a separate letter dated the date hereof, the Registrant is providing certain confidential information, along with a request that it not be disclosed in response to any request made under the Freedom of Information Act or otherwise.
The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve these comments expeditiously. As a result of changes in the Amended Registration Statement, some page references in the Amended Registration Statement have changed from those in the Registration Statement as originally filed. The page references in the Staff’s comments refer to page numbers in the Registration Statement initially filed, while the page numbers in the Registrant’s responses refer to page numbers in the Amended Registration Statement. For your convenience, the

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August 31, 2015

Registrant has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms in this letter that are not defined herein have the meanings assigned to them in the Amended Registration Statement.
In response to a number of comments, the Registrant has changed or supplemented the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its initial filing was deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
The Registrant has also indicated in a number of its responses that it believes no change in disclosure is appropriate, and this letter seeks to explain the reasons for this view. The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant. Of course, the Registrant would be pleased to respond by telephone or in further correspondence to any further comments that the Staff may have.
General

1.
We note that after the offering FCA intends to transfer its remaining interest in New Business Netherlands N.V. to FCA shareholders. Please advise whether you intend to file a registration statement relating to the transactions disclosed on pages 114 and 115, and, if not, please explain your analysis.

Response: The Registrant respectfully advises the Staff that neither the transfer of the remaining ownership interest in the Registrant held by Fiat Chrysler Automobiles N.V. (“FCA”) nor the other transactions described in the Registration Statement under the heading “The Restructuring and Separation Transactions—The Separation” (together, the “Separation”) requires registration under the Securities Act of 1933 (the “Securities Act”) because the Separation is not a “sale” within the meaning of the Section 2(a)(3) of the Securities Act and no step of the spin-off requires registration pursuant to Rule 145 under the Securities Act, as further discussed below.
The demergers under Dutch law through which the transfer of FCA’s remaining interest in the Registrant will be effected constitute a “spin-off”, or distribution of shares of a subsidiary, the Registrant, to the shareholders of the parent, FCA. The Staff has previously addressed the circumstances in which a parent company’s spin-off of its subsidiary’s shares must be registered under the Securities Act because it is a “sale” of the securities by the parent Company, or because adequate information regarding the transaction or the securities would not be available. In the Division of Corporation Finance Staff Legal Bulletin No. 4 (“SLB 4”), the Staff announced its position that a subsidiary need not register its shares in connection with a spin off if five conditions are met:

•	The parent’s shareholders do not provide consideration for the spun-off shares;

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August 31, 2015

•	The spin-off is pro-rata to the parent’s shareholders;

•	The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

•	The parent has a valid business purpose for the spin-off; and

•	If the parent spins off “restricted securities,” it has held those securities for at least two years.

The proposed spin-off described in the Amended Registration Statement satisfies each of the conditions set forth in SLB 4 and is therefore not a “sale” requiring registration under the Securities Act. Each of the conditions under SLB 4 is addressed below:

i.	FCA’s shareholders will not provide any consideration for the spun-off shares of the Registrant;

ii.	The spin-off is pro-rata because FCA shareholders will have the same proportionate interest in FCA and the Registrant both before and after the demergers, as described in the Registration Statement;

iii.
FCA intends to give its U.S. shareholders an information document describing the spin-off and the Registrant that will substantially comply with Regulation 14A or Regulation 14C under the Exchange Act of 1934 (the “Exchange Act”). In addition, the spun-off shares will be registered under the Exchange Act. Pursuant to the merger of the Registrant with and into FE Newco (the “Merger”) as described in the Registration Statement under the heading “The Restructuring and Separation Transaction”, the common shares of FE Newco will be issued to the holders of common shares of the Registrant, which at that time will be registered under Section 12(b) of the Exchange Act and, therefore, the common shares of FE Newco will be deemed to be registered under Section 12(b) of the Exchange Act pursuant to Section 12g-3(a) under the Exchange Act; the Merger itself will have been approved by all relevant corporate action of the Registrant prior to this offering; and

iv.	The spin-off has a valid business purpose, as described in the Registration Statement under the heading “The Restructuring and Separation Transaction”.

FCA has not acquired the Registrant from a third party, and therefore the fifth condition set forth in SLB 4 relating to the holding period for the spun-off shares does not apply.
In light of the above, in accordance with SLB 4, the demergers through which the Separation will be effected are not required to be registered under the Securities Act. Furthermore, because of the reasons above and because no assets will be transferred by FCA to the Registrant in connection with the Separation, the vote by FCA shareholders to approve the First Demerger as described in the Registration Statement under “The Restructuring and Separation Transaction” will not require registration pursuant to Rule 145 under the Securities Act.

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Because, as noted above, the Merger will have been approved by all necessary corporate action of the Registrant prior to the offering, the Merger will not be submitted to the Registrant’s shareholders subsequent to the offering and, therefore, the Merger does not require registration under the Securities Act pursuant to Rule 145.

2.
Please advise us of all recent public statements made by Sergio Marchionne regarding the Ferrari initial public offering. For example, we note media reports regarding such statements made on July 3, 2015 and July 10, 2015, including statements regarding the possible valuation of the company. In addition, please provide your analysis regarding whether these statements, individually or in the aggregate, constitute offers made prior to the filing of the registration statement.

Response: The Registrant is aware of reported responses by Mr. Marchionne to questions from the international press at public events on July 3 and July 10, 2015. The Registrant understands that on July 3, Mr. Marchionne replied “at least” to a question from a reporter asking whether Ferrari would be valued at €10 billion. This response was reported by Bloomberg and republished by several other news sources. Similarly, in response to a reporter’s question on July 10 suggesting that the Separation of Ferrari from FCA initially announced by FCA in October 2014 was delayed beyond the initial indication of early 2016, Mr. Marchionne responded that the matter would be clarified in the following days with a public filing with the SEC.
The Registrant is aware of only two other recent public statements regarding the proposed offering and the Separation. First, on July 9, 2015, in response to market rumors suggesting that Ferrari would seek through the Separation to avoid Italian taxes (and at the request of the Italian prime minister’s office), FCA made a public announcement confirming that, following the Separation, Ferrari would remain domiciled in Italy for tax purposes and would continue to pay Italian taxes. Second, on July 30, 2015, FCA published its quarterly earnings for the period ended June 30, 2015, including the operating results of Ferrari, which is an operating segment within FCA’s financial reporting structure. The level of information provided and the form of presentation was fully consistent with FCA’s historical reporting for Ferrari’s operations. Moreover, the earnings call included a specific statement that FCA would be unable to comment on Ferrari beyond providing historical segment financial information in the form provided in the ordinary course. 1
The Staff has requested the Registrant’s analysis as to whether these statements, individually or together, constitute an “offer” made prior to the filing of the registration statement. The Registrant respectfully submits that the statements do not constitute an offer either as that term is defined under the Securities Act or as it has been applied by the Commission2 because it was not an attempt by the Registrant to market, sell or dispose of any securities; rather, these communications were either limited responses to press inquiries intended to forestall further discussions on the
1     The following statement was read at the outset of the analyst question and answer session following FCA’s quarterly earnings announcement: “We will not be able to comment on the [Ferrari] IPO or go into detail on Ferrari’s prospects or value or its recent performance beyond our customary remarks on Ferrari’s historical performance as part of our luxury brands reportable segment. During the Q&A session, we would appreciate your cooperation by not asking questions in these areas.”
2     “The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort” Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (1957).

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topic, or limited disclosures intended to comply with reporting obligations or requests from governmental authorities.
The communications were not part of any publication or publicity effort that contributed to a “selling effort,” nor was it designed to “contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer”. None of the communications make reference to any terms of the proposed offering, the manner or timing by which FCA expects to dispose of securities, the names of the underwriters, how to participate in the offering or the potential benefits to investors in the offering and includes no other language that would normally be considered as constituting an “offer.” In particular, the brief exchange between the reporter and Mr. Marchionne on July 3, 2015 referred to in the Staff’s comment, was intended by Mr. Marchionne to terminate any further discussion of the topic, and the Registrant believes it is clear from both the tone and the context of the exchange, which included no discussion of Ferrari’s business or its prospects, that no conditioning of the market was intended or effected. Unfortunately due to the intense interest in Ferrari as the most popular team in Formula 1 racing, there is intense public interest in any aspect of Ferrari’s activities that is wholly independent of any interest in Ferrari as an investment. Nevertheless, both FCA and Ferrari have been attentive to the restrictions on communication activities necessary to comply with the Securities Act as well as non-US securities laws and to ensure an orderly marketing of the IPO pursuant to the Registration Statement.
Note on Presentation, page iv

3.
We note your disclosure that with the exception of the FCA Note and subsequent refinancing, the Restructuring will be retrospectively reflected in the annual consolidated financial statements as though it had occurred effective January 1, 2012, and reflected in the interim condensed consolidated financial statements as though it had occurred effective January 1, 2014. Please explain to us why you believe it is appropriate to retrospectively reflect this restructuring transaction (excluding the issuance of the FCA Note) in the historical financial statements. As part of your response, please tell us what consideration you gave to presenting this transaction on a pro forma basis.

Response: The Registrant respectfully advises the Staff that it has made the following considerations in relation to the presentation of the historical financial statements.
The Registrant notes that the reorganization comprises two transactions:

•	A capital reorganization of the Group under the Registrant; and

•	The issuance of the FCA Note (which is expected to be subsequently refinanced).

In preparing the historical consolidated financial statements, the Registrant determined that the accounting for the capital reorganization does not meet the definition of a business combination in the context of IFRS 3; it is a combination of entities under common control (pursuant to IFRS 3 paragraph 2c and Appendix B paragraph B1) and therefore the capital reorganization is not within the scope of IFRS 3. The capital reorganization is a common control transaction of an existing entity within a group under a new holding company which will be implemented prior to the

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Registration Statement being declared effective. The Registrant notes that IFRS has no applicable guidance in accounting for such transactions. Paragraph 12 of IAS 8 notes that management may also consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS dealing with similar and related issues and the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Registrant considered guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Registrant) shall reflect the transferred assets and liabilities at the carrying amount in the accounts of the transferring entity. The Registrant notes that ASC 805 was the result of a joint project with the IASB and that the guidance in ASC 805-50-30-5 does not conflict with other guidance in IFRS or the Framework.
Further, the Registrant believes that retrospectively accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33 which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. Similarly, SAB Topic 4C requires such changes to be given retroactive effect in the balance sheet, where they occur after year end, but before the effective date of the registration statement.
As the capital reorganization does not have any incremental effect on the Group’s net assets and will not have any incremental continuing impact on the future results of operations as compared to those historically recorded in the Registrant’s financial statements, the Registrant believes this presentation is more appropriate and meaningful to investors than a pro forma presentation of the capital reorganization.
By comparison, the issuance of the FCA Note and the planned subsequent refinancing are probable transactions which will have a material continuing impact on the Group’s future results of operations and financial position following the Separation. Therefore, in accordance with Article 11 of Regulation S-X and considering guidance in paragraph 3160 of the SEC’s Financial Reporting Manual, the Registrant concluded that it is appropriate to present pro forma financial information to illustrate the effects of such transactions.
Cautionary Statements Concerning Forward-Looking Statements, page vi

4.
Please provide your basis for including the following statement in your prospectus: “We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this prospectus or in connection with any use by any third party of such forward-looking statements.”

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page vii.

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Summary, page 1
Our Competitive Strengths, page 1

5.	You disclose that you divide your regional markets into “EMEA,” Americas, Greater China and “Rest of APAC.” Please disclose the meaning of the terms “EMEA” and “Rest of APAC.”

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page 1.

6.	We note that you have been ranked as one of the world’s most powerful brands by independent surveyors. Please revise to disclose such surveyors and clarify what you mean by “most powerful brand.”

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page 2. Several surveys and publications, including Brand Finance and Forbes Magazine, publish rankings on the world’s most powerful brands, based on a range of factors, including customer loyalty, name recognition and overall reputation. Other ranking surveys similarly rank Ferrari highly, including Italbrands, whose most recent survey ranked Ferrari as the most powerful Italian brand.

7.
We note that in several places in your prospectus, you describe Scuderia Ferrari as the most successful team in Formula 1 history, and we note that you have included such description multiple times in your prospectus summary. Please provide a more balanced discussion of such success to reflect recent racing results. In addition, if material, please discuss the impact that Formula 1 regulations have on your business.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in several places in the Amended Registration Statement to disclose Ferrari’s most recent Formula 1 annual championship. The Registrant believes that the description of Scuderia Ferrari as the most successful team in Formula 1 history is both accurate and broad based. Not only has Scuderia Ferrari won more drivers’ championships and constructor championships than any other team, as disclosed in the Registration Statement, it has also competed in more Grand Prix races than any other team, won more pole positions and run more fastest laps than any other team and, although it has not won an annual championship title in the most recent several years, the team’s prominence also extends to the sport’s recent history: since 2001, Scuderia Ferrari has won seven constructors’ titles and six drivers’ championships (each more than any other team). The Registrant respectfully submits therefore that the disclosures in the Amended Registration Statement regarding the Registrant’s racing activities are appropriately balanced, including risk factor disclosures regarding the importance of racing results and the risks associated with a failure to achieve them, and disclosures related to the Registrant’s renewed efforts to improve racing results, which have significantly improved in the 2015‑16 Formula 1 racing season.
The Registrant believes that the Registration Statement includes appropriate discussion of the impact of Formula 1 regulations on the Registrant’s business, including a discussion of the potential impact on research and development activities (see page 44), a discussion of the impact

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on cost of sales from historical changes in Formula 1 regulations requiring the use of V6 engines (see page 65) and disclosure of risks from such regulation (see page 14).
Corporate Structure and Proposed Separation, page 4

8.
Please revise your disclosure in this section regarding the ownership structure of the registrant after the intra-group restructuring of Ferrari and after separation to also provide such information assuming that the underwriters’ option is not exercised. Please also briefly discuss the FCA Note in this section.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See pages 4-5.

9.
Please clarify here that a shareholder’s ownership of FCA shares and Ferrari S.p.A. shares will be counted towards ownership of your shares for purposes of participating in the loyalty voting program. In addition, please disclose here the voting power that Exor S.p.A., Piero Ferrari and the public shareholders will have immediately following the completion of the Separation, assuming the same level of participation in your loyalty voting program as the current level of participation in FCA’s loyalty program. In this regard, we note your disclosure that you expect Piero Ferrari and Exor S.p.A. to participate in your loyalty voting program.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See pages 4-5.

10.
We note your disclosure on page 5 regarding the potential positive effects considered in connection with the Separation. Please balance this disclosure by providing a brief summary of the potential negative effects of the Separation.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See pages 4-5.
Summary Historical and Pro Forma Financial Data, page 7

11.
We note that in your table of consolidated income statement data, you present Adjusted EBITDA below revenue and above the amounts related to EBIT, profit before taxes, net profit and EPS. Please revise to disclose this non-GAAP financial measure below the GAAP financial measures pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See pages 9-11.
Risk Factors, page 9

12.	We note that you limit growth to maintain the value of the Ferrari brand through exclusivity. Please include a risk factor that addresses the pressure you may experience as a public

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company to demonstrate growth by increasing the number of cars you sell or tell us why this is not necessary.

Response: The Registrant has revised the disclosure on pages 13-14 of the Amended Registration Statement in response to this Comment. The Registrant respectfully submits that a separate risk factor is not warranted as the existing risk factor (“Our low volume strategy may limit potential profits”) appropriately addresses the risks related to the Registrant’s low volume strategy, and has been revised to further address those risks.
Risks Related to our Business, Strategy and Operations, page 9
The small number of car models we produce and sell may result in greater volatility…, page 11

13.
Please revise your description of the models you currently sell for consistency and clarity throughout. In this regard, we note that on page 11 you reference five range models, and on page 86 you reference six range models.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See, for example, page 14.
Developments in emerging markets may adversely affect our business, page 14

14.	Please expand this risk factor or add a separate risk factor addressing the recent slowdown in the rate of growth in many emerging markets, including China.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page 17.
Car recalls may be costly and may harm our reputation, page 17

15.	Please reference in this risk factor your July 2015 safety recall related to driver’s side air bags manufactured by Takata Corporation. We note your related disclosure on page 112.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See pages 20-21.
Risks Related to Taxation, page 25

16.
We note your disclosure regarding the risk that any reorganization, merger or demerger in connection with the Separation may not receive tax-free treatment. We also note your disclosure that no assurance can be given that shareholders will not incur substantial tax liabilities. Please expand your disclosure regarding the tax treatment of any reorganization, merger or demerger in connection with the Separation to clarify the material tax consequences of any such transaction. Please provide such discussion with respect to the income tax effects under the laws of the United States, Italy, and the Netherlands, or tell us why such information is not material. Refer to Item 10.E. of Form 20-F. In addition, please file related tax opinions regarding such tax consequences, or tell us why you do not believe that they are required. Refer to Item 601(b)(8) of Regulation S-K.

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Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See pages 29-30, pages 153-160, page 172 and pages 179-180. The Registrant intends to file the required tax opinions relating to material tax consequences by a further amendment to the Registration Statement.
Capitalization, page 29

17.	Please remove the “cash and cash equivalents” and “deposits in FCA Group cash management pools” line items from your Capitalization table. See Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement to remove the line items. See page 33.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

18.
We note from the disclosure on the cover of your Form F-1 that investors who purchase common shares in the offering may elect to participate in your loyalty voting program by registering their common shares in your loyalty share register and holding them for three years. We also note that the loyalty voting program effectively awards two votes for each qualifying common share by means of the issuance of special voting shares. Please revise MD&A and the notes to your financial statements to disclose these special voting rights with respect to your loyalty voting shares that will exist following the completion of this transaction. Refer to the disclosure requirements outlined in paragraph 79(a) of IAS 1.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-15 and F-65 of the Amended Registration Statement. As described in such revised disclosure and under the heading “The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares”, the special voting shares have immaterial economic entitlements which are designed to comply with Dutch law but are immaterial for investors or for the Registrant, and the special voting shares have no impact on earnings per share calculations. Therefore, the Registrant respectfully submits that no additional disclosure is required in MD&A. The voting rights attributed to the special voting shares and the other material terms and conditions of such shares are described under “The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares”.
Liquidity and Capital Resources, page 61
Liquidity Overview, page 61

19.
We note your disclosure that “[e]xcluding the impact of the Restructuring,” you believe your current liquidity will be sufficient in order to meet your obligations and fund your business as well as capital expenditures. Please revise to clarify why you are excluding the impact of the Restructuring in this context.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page 71.

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20.
We note your disclosure on page 62 of the non-GAAP financial measure “net debt,” and we note that your calculation of this measure appears to be disclosed on page 70. Please revise to include the disclosures required by Item 10(e) of Regulation S-K as they relate to this non-GAAP financial measure. In this regard, we note that your disclosures of the non-GAAP measure “net cash” on pages 45 and 46 do not make reference to “net debt.” Please revise accordingly.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See pages 49, 51 and 80.
Contractual Obligations, page 72

21.
We note from your disclosure in footnote (1) that your long-term debt is expected to change significantly as a result of the Restructuring transactions and, in particular, the issuance of the FCA Note following the Restructuring which you intend to refinance using third party debt. Please revise to include disclosure of the nature and terms of the third party debt including maturity date and interest rate, to the extent those terms are known prior to the effectiveness of this registration statement.

Response: The Registrant respectfully advises the Staff that it intends to refinance the FCA Note using third party debt following the effectiveness of the registration statement. The nature and terms of the new third party debt will not be determined prior to effectiveness of this registration statement. Footnote 1 of the Contractual Obligations table on page 83 of the Amended Registration Statement has been revised to add a reference to the Unaudited Pro Forma Condensed Consolidated Financial Information where the anticipated effects of the FCA Note and expected refinancing are disclosed.
Qualitative and Quantitative information on Financial Risks, page 73

22.
We note that you include disclosure of interest rate risk as one of your financial risks. Please revise your disclosure to present your discussion in accordance with one of the three disclosure alternatives set forth in Item 11(a) of Form 20-F.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page 85.
Business, page 76
Sales and After-Sales, page 93

23.	We note that in China you import cars through a joint venture with a local importer. Please describe the percentage of revenues you receive from sales of cars to dealers in China.

Response: The Registrant respectfully informs the Staff that its activities in China are conducted through a subsidiary Ferrari International Cars Trading (Shanghai) Co. L.t.d. (“FICTS”), which has been 80 percent owned by Ferrari since August 2014 (59 percent prior to such date). Although from a commercial perspective the Registrant refers to this entity as a joint venture consistent with

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the nomenclature often used in China, from an accounting perspective FICTS is a fully consolidated subsidiary. The Registrant has amended the disclosures on page 104 of the Amended Registration Statement accordingly. The net revenues in China represented approximately eight percent of consolidated net revenues in 2014 (approximately seven percent and 10 percent in 2013 and 2012, respectively) and as such the Registrant does not consider these amounts material for disclosure.
Parts, page 94
Brand Activities, page 98

24.
Please disclose the percentage of the revenues you receive from your brand activities, or tell us why you do not believe this is material. We note your disclosure regarding your planned growth in adjacent luxury and lifestyle categories.

Response: The Registrant respectfully advises the Staff that the net revenues from sponsorship, commercial and brand activities are disclosed on pages 52 and 63 of the Amended Registration Statement and that these revenues represent 15.1 percent of the Group’s consolidated net revenue for the year ended December 31, 2014 (17.6 percent and 17.3 percent for the years ended December 31, 2013 and 2012, respectively). Within this category, the Group’s net revenues from brand activities have been less than five percent of consolidated net revenues for each of the periods presented in the Amended Registration Statement. While the Registrant’s strategy includes controlled growth in adjacent luxury and lifestyle categories, the present level of net revenue specifically attributable to brand activities is not material to the Group.
Financial Services, page 104

25.
We note your partnership with FCAB disclosed on page 104. Please disclose whether your Separation from FCA will affect this partnership as we note that this is a joint venture with FCA Italy S.p.A., and please address any material risks associated with the Separation and your partnership with FCAB in your risk factors section. In that regard, we note that you believe this partnership will enable you to extend the reach of your dealer and retail financing service to a larger number of markets in which you operate.

Response: The Registrant respectfully informs the Staff that its relationship with FCAB, which also provides financial services for several independent automakers, is not expected to change following the Separation; therefore, we do not expect any material risks associated with this relationship to arise as a result of the Separation. The Registrant has revised the disclosure on page 115 of the Amended Registration Statement to clarify this fact.
Vehicle Safety, page 111

26.
We note your disclosure on page 112 of the Takata airbag recall on July 14, 2015 and the compliance costs for driver distraction guidelines published by the NHTSA. Revise to disclose in a financial statement footnote the estimated financial effect of these items or a statement that such an estimate cannot be made to the extent that the amounts involved are material. Refer to paragraph 21 of IAS 10.

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Response: The Registrant respectfully advises the Staff that the Takata airbag recall is not expected to have a material financial effect on the Registrant (whether or not Takata honors its obligation to reimburse the Registrant for the costs associated with the recall). Therefore, in accordance with paragraph 21 of IAS 10, the Registrant does not consider any disclosure in the financial statements of the financial impact of such event to be necessary. The Registrant has added disclosure of the Takata airbag recall as a “subsequent event” on pages F-24 and F-84 of the Amended Registration Statement.
In response to the Staff’s comment related to the NHTSA guidelines, the Registrant has revised the disclosure on pages F-11 and F-49 of the Amended Registration Statement.
Management, page 117

27.
We note that Sergio Marchionne is currently the chairman of the board and that he is going to continue to serve on your board after the offering. In an appropriate place in your prospectus, please discuss the potential conflict of interests that may arise as the result of the chairman of your board serving as FCA’s chief executive officer and chairman of the board. In this regard, we note that FCA designs, manufactures and sells Maserati vehicles and that you produce engines for Maserati vehicles.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement, including by adding a new “Risk Factor” addressing the potential for a perceived conflict of interest. See pages 26-27 and page 131.
Tax Consequences, page 135

28.
Please disclose the details of any tax treaty the U.S. has with Italy or the Netherlands concerning the imposition of withholding taxes on dividends paid by Italian or Dutch issuers to holders not residing in the issuer’s country. Please also discuss the terms of any such treaty allowing Italy or the Netherlands, as the case may be, to tax dividends paid to such non-resident shareholders.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page 152 and page 164.
Audited Financial Statements for the Year Ended December 31, 2014
Statements of Cash Flows, page F-27

29.
Please explain to us why you believe it is appropriate to classify the net change in deposits in FCA Group cash management pools as a financing activity on the statement of cash flows. As part of your response, please tell us how you evaluated that these deposits were not cash equivalents under the guidance in paragraph 7 of IAS 7.

Response: In response to the Staff’s comment, the Registrant notes that IAS 7 paragraph 6 defines financing activities as activities that result in changes in the size and composition of the contributed equity and borrowings of the entity. The Group participates in the FCA Group cash

Securities and Exchange Commission
August 31, 2015

management system where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies of FCA. In addition to its participation in the FCA Group cash management system, a substantial portion of the Registrant’s debt (representing approximately 75 percent of debt for the periods presented in the Amended Registration Statement ) has also been provided by the FCA Group. As disclosed in the Amended Registration Statement, in conjunction with the Separation and Restructuring, the Registrant’s participation in the FCA Group cash management system and the debt facilities with FCA Group will be terminated and the net cash deposited by the Registrant will be used to partially repay the FCA Note (see “Unaudited Pro Forma Condensed Consolidated Financial Information” on page 37). Therefore, the Registrant determined that such deposits (when taken together with the FCA debt) are related to the capital structure and therefore changes in the deposits with FCA (as well as changes in FCA debt) should be classified as financing activities on the statement of cash flows. The Registrant determined that such classification is the most appropriate to its business, given the Separation and Restructuring.
The FCA Group cash management system is operated by the FCA Group in a number of jurisdictions and a number of FCA’s subsidiaries participate in this system. In general, the funds of the participating entities are aggregated at the end of each business day in pooling accounts. The Registrant’s practical ability to convert the deposits with FCA into cash depends on FCA’s ability to pay at the relevant time and, therefore, such deposits may not be “readily convertible” by the Registrant. Accordingly, the Registrant does not consider that the deposits meet the definition of cash and cash equivalents pursuant to paragraph 7 of IAS 7. Rather, it believes that the contractual right to cash represented by the assets in the FCA Group cash management pools represents a financial asset with fixed or determinable payments that is not quoted in an active market and is therefore a loan and receivable based on the definition in paragraph 9 of IAS 39. The Registrant has expanded the disclosure on pages F-33 and F-59 of the Amended Registration Statement in response to the Staff’s comment.
Note 2. Significant Accounting Policies
Revenue Recognition, page F-40

30.
We note from the face of the income statement that revenues are presented as “net.” Please explain to us and revise your disclosure in Note 2 to disclose the nature of these adjustments made to revenues if material pursuant to paragraph 35 of IAS 18.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page F-42.
Segment Reporting, page F-42

31.
We note your disclosure in Note 2 that you have determined that you have one operating and one reportable segment based on the information reviewed by the CODM in making decisions regarding allocation of resources and to assess performance. However, we note from your disclosure in Note 4 that you have revenue streams from lines of businesses which appear to be different in nature and significant in their contribution to the consolidated amount. Please explain to us why you believe that you only have one operating segment

Securities and Exchange Commission
August 31, 2015

under the guidance in paragraph 5 of IFRS 8. As part of your response, please address the following:

•	Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;

•
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

•
Tell us who is held accountable, if anyone, for the following revenue streams: “cars and spare parts”, “engines”, and “sponsorship, commercial and brand.” Also tell us the title and role of the people these individuals report to in the organization;

•	Describe the information regularly provided to the CODM and how frequently it is prepared; and

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Response: The Registrant respectfully advises the Staff that the Group’s core operations relate to the design, engineering, production and sale of luxury sports cars. Such activities are complemented/supported by the Group’s other activities, which are aimed at directly facilitating the sale of the cars (for example the Ferrari Financial Services activities), or aimed more generally at improving the engineering and design of cars or promoting the Ferrari brand image which indirectly promotes the sale of cars (for example the Formula 1 activities). These additional activities are not considered as stand-alone components of the Group, but instead are considered to be supporting activities aimed at promoting or otherwise incentivizing the Group’s core operations.
Considering the guidance in paragraph 7 of IFRS 8, the Registrant has identified its Chairman, Mr. Marchionne as its Chief Operating Decision Maker (“CODM”). The direct reports to the Chairman are the Chief Executive Officer (Mr. Felisa), the Chief Financial Officer (Mr. Gili) and the Managing Director of Gestione Sportiva and Team Principal of Racing Activities (Mr. Arrivabene), who is responsible for the Formula 1 racing activities, which are considered by the Registrant as a support function for the core operations through the research and development of the latest technologies and for the promotion of the Ferrari brand.
The Chairman is supported by the Group Executive Council (“GEC”) in the review of the results of the Group’s operations. The GEC meetings are led by Mr. Marchionne and are attended by his direct reports, as well as Mr. Mairano (Chief Human Resources Officer), Mr. Galliera (Chief Marketing and Commercial Officer), Mr. Boari (Head of Product Marketing), Mr. Regazzoni (Chief Manufacturing Officer), Mr. Riccobon (Chief of Product and Processes Competitiveness), Mr. Leiters (Chief Technology Officer) and Mr. Manzoni (Head of Design). GEC meetings are also attended on an ad-hoc basis by other executives responsible for initiatives or projects that require GEC approval.

Securities and Exchange Commission
August 31, 2015

The GEC meetings take place on a monthly basis. The GEC provides a supporting role to the Chairman in relation to the oversight of the Group’s activities, implementing the business plans, budgets and strategies established by the Chairman. In particular, the GEC is consulted by the Chairman on, among other things:

•	Initiatives related to investments for product development.

•	Initiatives related to long-term investments, including capital expenditures.

•	Initiatives related to any Group restructurings.

•	Capital expenditure in excess of €10 million.

Although the GEC supports the Chairman in reviewing the performance of the Group, the GEC is not empowered as a committee to make strategic decisions, including those related to allocation of resources. The decision-making authority for such matters rests with the Chairman. As such, the GEC, considering the guidance in paragraph 9 of IFRS 8, is responsible for the operations of the Group as a whole.
Individual executives are responsible for the various revenue streams. Most such revenue streams are then aggregated, as disclosed in Note 4 to the Consolidated Financial Statements, when presented to the CODM. In particular, Mr. Galliera, who reports to the CEO, is responsible for cars and spare parts revenues; Mr. Arrivabene for sponsorship and commercial revenues as well as Mugello and the revenues generated from rental of engines to other Formula 1 racing teams; Mr. Felisa for the revenues generated through the sale of engines to Maserati and brand revenues (in addition to his reporting responsibilities as CEO); and Mr. Gili for financial services revenues. Although such individuals have a responsibility for driving the revenue streams, such individual revenue streams other than cars and spare parts are not reported to the CODM and the CODM does not review the performance of the business in such manner. Moreover, no profit measure is provided for such revenue streams and management performance is not monitored using such information.
The CODM receives and reviews a report on a monthly basis (the “Ferrari Results Report”) which is discussed at the GEC meetings. No other financial information is provided to the CODM on a regular basis.
The information contained in the Ferrari Results Report is consistent with the disclosure in the Amended Registration Statement. The Ferrari Results Report contains analyses of the Company’s results on a consolidated basis only and includes financial information relating to Shipments, Net revenues, Adjusted EBIT, Adjusted EBITDA, Free Cash Flow and Net Cash/(Net Debt).
Shipments are analyzed by hub: (i) Americas, (ii) Europe Middle East and Africa (EMEA), (iii) Greater China and (iv) Rest of Asia Pacific (Rest of APAC).
Net revenues are analyzed by: (i) cars and spare parts, (ii) engines, (iii) sponsorship, commercial and brand and (iv) other.

Securities and Exchange Commission
August 31, 2015

Period on period variances in Adjusted EBIT in the Ferrari Results Report, are analyzed by: (i) volume, (ii) mix, (iii) research and development costs, (iv) selling, general and administrative costs, (v) foreign exchange impact and (vi) other.
Although the Ferrari Results Report contains an analysis of net revenue by component (cars and spare parts, engines, sponsorship, commercial and brand and other), there is no presentation of any profit measures by such components. The profit measure presented to the CODM is Adjusted EBIT and Adjusted EBITDA, and is presented on a consolidated basis only and not by component. Consequently, no measures of profitability or cash generation by separate business line or activity are reported to or reviewed by the CODM. The review of revenue-only data by the CODM is not used for decision-making related to resource allocation or performance evaluation of a segment. Further, the CODM does not review or receive operating results at any level other than on an aggregated basis. As a result, the entire business is an operating segment pursuant to the guidance in paragraph 5(b) of IFRS 8.
The Registrant, being a newly formed entity, has appointed a Board of Directors in preparation for the offering and expects to appoint additional board members prior to the completion of the offering. The information presented to the Registrant’s Board of Directors and to the Board of Directors of Ferrari S.p.A., the predecessor to the Registrant, is consistent with the information provided to the CODM and discussed at the GEC meetings. The Registrant does not expect the information it provides to its Board of Directors to change once the Registrant is a public company.
Other contingent liabilities, page F-44

32.
Please tell us if you have any classes of contingent liabilities where the possibility of any outflow in settlement is remote. If so, please revise to provide disclosure pursuant to paragraph 86 of IFRS 37.

Response: The Registrant notes that paragraph 86 of IAS 37 requires disclosure of contingent liabilities unless the possibility of an outflow in settlement is remote. The Registrant respectfully advises the Staff that it has complied with such requirements and that it has no material contingent liabilities for which the possibility of an outflow is not remote.
Note 22. Provisions, page F-68

33.
You disclose that the most significant accruals to the provision for legal proceedings and disputes recognized in 2014, relate to ongoing disputes with a former commercial partner previously responsible for operating certain Ferrari stores in Italy, and litigation with a former distributor. Please revise to disclose more details about the nature of this class of provisions, the expected timing of any resulting outflows, and an indication of the uncertainties about the amount or timing of any outflows, including major assumptions made concerning future events. See guidance in paragraphs 85(a) and (b) of IAS 37.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement. See page F-71.

Securities and Exchange Commission
August 31, 2015

Exhibits and Financial Statement Schedules, page II-2

34.
Please file all material agreements pursuant to Item 601 of Regulation S-K, including the revolving credit facility held with Fiat Chrysler Finance North America. In addition, please file the terms of the Separation and the related agreements with FCA. Alternatively, explain to us why you believe a particular agreement is not material to you.

Response: The Registrant intends to file any material agreements and other documents relating to the Separation that are required to be filed as exhibits to the Registration Statement by a further amendment to the Registration Statement to the extent that such agreements will be entered into prior to the date of effectiveness of the Registration Statement.
Item 601(b)(4) requires the filing of instruments defining the rights of holders of long term debt not being registered, subject to certain exceptions. The credit line between the Registrant and Fiat Chrysler Finance North America (originally described as a revolving credit facility or “RCF”), does not define the rights of holders of long-term debt of the Registrant because amounts drawn are due within less than a year. Furthermore, any amounts drawn under the credit line are expected to be repaid in connection with the Separation transactions so the Registrant does not believe that any filing with respect to the credit line is required.
Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the Registration Statement.  Item 601(b)(10)(ii)(B) clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by a reporting company, it will be deemed to be made in the ordinary course of business, and therefore need not be filed, unless the agreement is one upon which a registrant’s business is substantially dependent. The Registrant does not believe that any filing with respect to the credit line is required to be made under Item 601(b)(10) because the agreement is not material to the Registrant.

* * * * *
The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

Securities and Exchange Commission
August 31, 2015

cc:	Sonia Bednarowski
Claire Erlanger
Melissa Raminpour
(Securities and Exchange Commission)

Alessandro Gili
Carlo Daneo
(New Business Netherlands N.V.)

Richard K. Palmer
Giorgio Fossati
(Fiat Chrysler Automobiles N.V.)